UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Admendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)

NovaStar Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share)
(Title of Class of Securities)

669947400
(CUSIP Number)

Brian P. Friedman Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC) 520 Madison Avenue, 12th Floor New York, New York 10022 (212) 284-1700	with a copy to: Melvin Epstein, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 669947400
1.	Names of Reporting Persons Jefferies Capital Partners IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 813,981(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 813,981(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,981(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 7.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)           On July 16, 2007, Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual” together with Jefferies Capital Partners, the “Investors”) and NovaStar Financial, Inc., a Maryland corporation (the “Company”), pursuant to which Jefferies Capital Partners IV purchased 911,659 shares of the Company’s 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share (“Series D 1 Preferred Stock”).  The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV under the Securities Purchase Agreement were initially convertible into, and are currently convertible into, 813,981 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”).

(2)           Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, dated as of December 10, 2010 (the “Exchange Agreement”), among Jefferies Capital Partners, Mass Mutual and the Company, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons Jefferies Employee Partners IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,752(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,752(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,752(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 0.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)           Pursuant to the Securities Purchase Agreement, Jefferies Employee Partners purchased 105,002 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 93,752 shares of the Common Stock.

(2)           Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons JCP Partners IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,767(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,767(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,767(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)       Pursuant to the Securities Purchase Agreement, JCP Partners purchased 33,339 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 29,767 shares of the Common Stock.

(2)       Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons JCP IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 937,500(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 937,500(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,500(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)       JCP IV LLC, a Delaware limited liability company (the “General Partner”), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners.  Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 937,500 shares of the Common Stock.

(2)       Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)       Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons Jefferies Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 937,500(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 937,500(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,500(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)       Jefferies Capital Partners LLC, a Delaware limited liability company (f/k/a/ Jefferies Capital Partners IV LLC) (the “Manager”), is the manager of Jefferies Capital Partners and the managing member of the General Partner.  Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 937,500 shares of the Common Stock.

(2)       Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)       Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons Brian P. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 937,500(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 937,500(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,500(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)       Brian P. Friedman (“Mr. Friedman”) is a managing member of the Manager.  Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 937,500 shares of the Common Stock.

(2)       Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)       Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400
1.	Names of Reporting Persons James L. Luikart
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 937,500(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 937,500(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,500(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)       James L. Luikart (“Mr. Luikart”) is a managing member of the Manager.  Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which were initially convertible into, and are currently convertible into, 937,500 shares of the Common Stock.

(2)       Based on 9,368,053 shares of Common Stock outstanding as of December 10, 2010, as set forth in the Exchange Agreement, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)       Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

    This Amendment No. 2 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 9, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.   Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.      Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Company.  The principal executive offices of the Company are located at 2114 Central Street, Suite 600, Kansas City, MO 64108.

Item 4.      Purpose of the Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

Exchange Agreement

Exchange Transaction

On December 10, 2010, Jefferies Capital Partners entered into an Exchange Agreement with Mass Mutual and the Company (the “Exchange Agreement”), which is incorporated herein by reference to Exhibit 8 hereto.  Pursuant to the Exchange Agreement, Jefferies Capital Partners has agreed, subject to the satisfaction of certain conditions set forth therein (including, without limitation, the completion of the Company’s proposed exchange offer and consent solicitation (the “Series C Offer”) with the holders of the Company’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”)), to exchange all shares of Series D 1 Preferred Stock held by Jefferies Capital Partners for 18,581,000 shares of Common Stock and $688,500 (the “Exchange Transaction”).  The Exchange Transaction is subject to certain material contingencies beyond the control of the Company or Jefferies Capital Partners, including the completion of the Series C Offer.

Series C Offer

The Company has filed with the Commission a registration statement on Form S-4 to register under the Securities Act the offer and sale of the shares of Common Stock to be issued in the Series C Offer to the holders of the Series C Preferred Stock (the “Registration Statement”), and has agreed to use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as promptly as practicable.

Lock-Up Period

Pursuant to the terms of the Exchange Agreement, Jefferies Capital Partners will not be permitted to sell or transfer (except for pro rata distributions of shares of Common Stock to investors of Jefferies Capital Partners owning Common Stock after the Exchange Transaction) any shares of Common Stock, Series C Preferred Stock or Series D 1 Preferred Stock until the earlier of (a) the termination of the Exchange Agreement or (b) the earliest of (i) three years after the closing of the Exchange Transaction, (ii) the occurrence of an “ownership change” under § 1.382 of the applicable income tax regulations, (iii) the Company’s board of directors takes action that will result in an “ownership change” under § 1.382 of the applicable income tax regulations, or (iv) a determination by the Company’s board of directors that the Company’s net operating loss tax benefits will not be realized in whole or in part (the “Lock-Up Period”).

Voting Agreement

Pursuant to the terms of the Exchange Agreement, Jefferies Capital Partners has agreed to consent to and vote the shares of Series D 1 Preferred Stock held by Jefferies Capital Partners (i) in favor of any proposal to implement the transactions contemplated by the Exchange Agreement (the “Transactions”) which is presented at any meetings of the Company’s shareholders and (ii) against any proposal, action or transaction involving or affecting the Company that would reasonably be expected to prevent, impede or delay the consummation of the Transactions.  In addition, Jefferies Capital Partners has agreed to grant an irrevocable proxy to the Company to vote the shares of Series D 1 Preferred Stock held by Jefferies Capital Partners in favor of any proposal to implement the Transactions at any meetings of the Company’s shareholders until such time as the Exchange Agreement shall terminate or the Exchange Transaction shall have closed.

Pursuant to the terms of the Exchange Agreement, during the period commencing on the date the Exchange Transaction closes and ending on the earlier of (a) the end of the Lock-Up Period and (b) the next annual meeting of the shareholders of the Company, Jefferies Capital Partners has agreed to consent to and vote the shares of Common Stock held by Jefferies Capital Partners in favor of the nominees of the Company’s board of directors receiving the recommendation of the existing board of directors and, if applicable, in favor of a Company proposal seeking ratification of a shareholder rights agreement designed to protect the Company’s net operating losses.

Board Observer/Director

Pursuant to the terms of the Exchange Agreement, after the date the Exchange Transaction closes and during the Lock-Up Period, Jefferies Capital Partners shall have the right to designate one board observer (without voting rights) or one director (with voting rights) of the Company.  In the event Jefferies Capital Partners elects to designate a director, the Company will be required to use its reasonable best efforts to expand the size of its board of directors by one position and appoint the individual designated by Jefferies Capital Partners to fill the new position.

Shareholder Meetings

Pursuant to the terms of the Exchange Agreement, the Company shall call and hold meetings of the holders of the Common Stock, the Series C Preferred Stock and the Series D 1 Preferred Stock for the purpose of obtaining requisite approvals of each proposal submitted to a vote at such meetings with respect to the Transactions (including, without limitation, certain amendments to the Company’s Articles of Incorporation necessary to effect the Transactions).

Registration Rights Agreement

Pursuant to the terms of the Exchange Agreement, at the closing of the Exchange Transaction, the Company, Jefferies Capital Partners and Mass Mutual shall execute a registration rights agreement in the form attached as Annex B to the Exchange Agreement committing the Company to register the shares of Common stock the Investors receive in the Exchange Transaction.

Item 6.      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Item 7.     Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart.
8
Exchange Agreement, dated as of December 10, 2010, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit (d)(2) to the Schedule 13E-3/TO filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on December 10, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2010

JEFFERIES CAPITAL PARTNERS IV LP JEFFERIES EMPLOYEE PARTNERS IV LLC JCP PARTNERS IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC, as Manager

By:	/s/ James L. Luikart
Name: James L. Luikart Title: Managing Member

JCP IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC, as Managing Member

By:	/s/ James L. Luikart
Name: James L. Luikart Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By:	/s/ James L. Luikart
Name: James L. Luikart Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart